Exhibit 12.1

priceline.com Incorporated
CALCULATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	Three Months Ended June 30,				Six Months Ended June 30,
	($000)				($000)

	2006		2005		2006		2005
Fixed Charges Computation :

Preferred stock dividend	$—		$—		$865		$878

Interest expense, including amortization of debt issuance costs	1,554		1,239		3,053		2,531

Total fixed charges and preferred dividends	$1,554		$1,239		$3,918		$3,409

Earnings Computation :

Earnings before income taxes, equity in income (loss) of investees and minority interests	$18,982		$12,400		$17,940		$17,113

Less :

Preferred stock dividend	—		—		(865)		(878)

Minority interests	(952)		(130)		(664)		(179)

Add :

Fixed charges	1,554		1,239		3,918		3,409

Earnings as adjusted	$19,584		$13,509		$20,329		$19,465

Ratio of earnings to fixed charges	12.6	x	10.9	x	6.7	x	7.7	x

Ratio of earnings to fixed charges and preferred dividends	12.6	x	10.9	x	5.2	x	5.7	x